Exhibit 6.6

Extension of contract:

Date: November 9th, 2020

This contract is an extension of the existing contract between Flower Turbines BV and Roy Osinga.

The contract is extended for another 4 years, through Dec.31, 2024, unless either party wishes to cancel., this with a 90-day notice for the employer and 45 days for the employee, or both parties agree to change the conditions.

The contract is the same with the following changes:

•	The new salary is 8000 Euros per month.
•	The sales bonuses will not be continued.
•	The definition of competitive products is expanded to include other products sold by Flower Turbines BV in addition to wind turbines.
•	When Flower Turbines Inc. has a bank balance of at least $500,000, after all outstanding bills for the upcoming 60 days are paid, Roy will receive a retroactive bonus of 2000 Euros per month worked prior to Jan. 1, 2021.

For Flower Turbines BV and Inc.

Mark Daniel Farb, CEO

Employee:

Roy Osinga

Correction to Contract for 2021

The statement

When Flower Turbines Inc. has a bank balance of at least $500,000, after all outstanding bills for the upcoming 60 days are paid, Roy will receive a retroactive bonus of 2000 Euros per month worked prior to Jan. 1, 2021.

Had a typo so that it should read:

When Flower Turbines Inc. has a bank balance of at least $500,000, after all outstanding bills for the upcoming 60 days are paid, Roy will receive a retroactive bonus of 2000 Euros per month worked prior to Jan. 1, 2020.

Date: May 3, 2021

MD Farb

Roy Osinga